Exhibit 99.1

LATAM REPORTS CONTINUED REVENUE AND CASK (EX-FUEL) IMPROVEMENTS AND IS TARGETING TO EMERGE FROM CHAPTER 11 DURING THE SECOND HALF OF 2022

Santiago, Chile, March 9, 2022 – LATAM Airlines Group S.A. (IPSA: LTM), announced today its consolidated financial results for the fourth quarter ending December 31, 2021. “LATAM” or “the Company” makes reference to the consolidated entity, which includes its passenger and cargo affiliated airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), and are expressed in U.S. dollars. The Brazilian real / U.S. dollar average exchange rate for the quarter was BRL 5.58 per USD.

HIGHLIGHTS

●	The continuing improvement in air traffic levels during the fourth quarter, as a result of the easing of travel restrictions and the vaccination process both in the region and worldwide, has been reflected in another quarter-over-quarter improvement in LATAM’s operations, reaching 63.5% of 2019 levels (measured in ASKs) in the three-month period. This corresponds to a 29.6% capacity increase compared with the third quarter of 2021, still mostly driven by domestic operations as the international segment lags behind. In terms of domestic capacity, the Spanish-speaking affiliates and the Brazilian affiliate finished the year reaching 89.1% and 92.9% of December 2019 levels, respectively.

●	Total operating revenues in the fourth quarter of 2021 amounted to US$$1,995.9 million, 30.5% below 2019 levels, though these continued showing an improving trajectory led by the recovery trend in passenger traffic, with total operating revenues posting a 51.9% increase from the previous third quarter of 2021. With regard to the different revenue lines, passenger revenues were down 40.5% and other revenues decreased 50.5% compared to 2019, while cargo revenues increased as compared with the pre-pandemic context, improving 66.0% versus 2019. For the full year 2021, the Company’s revenues reached US$5,011.3 million, a decline of 51.0% compared to 2019, resulting from the impact of the COVID-19 pandemic.

●	As in previous quarters of 2021, LATAM’s cargo affiliates’ operations maintained a solid performance, with revenues increasing 66.0% compared to the same period in 2019 and amounting to US$464.8 million. The slow recovery in international operations is still restricting cargo capacity (measured in ATKs) below pre-pandemic levels, with a decrease of 15.0% compared to the same period of 2019. Nevertheless, the sharp growing trend in yields, which increased 12.1% quarter over quarter and reached an 84.4% increase compared to 2019, accompanied by healthy load factors following a 3.3 p.p. increase versus 2019, have more than offset the capacity limitations, resulting in another strong quarter for LATAM cargo.

●	Total operating expenses were US$1,922.4 million in the fourth quarter of 2021, representing a decrease of 23.7% compared to the same period of 2019, following the group’s cost restructuring efforts. During the quarter, the group posted significant reductions in expense lines such as Other Operating Expenses (-29.9% versus 2019) and Wages and Benefits (-26.5% versus 2019), while those costs linked to operations, such as Aircraft Fuel and Other Rental and Landing Fees, continue below 2019 pre-pandemic levels, but have shown an increase in recent quarters driven by the operational recovery and sharp increases in fuel price. The recovery of operations has led to a significant improvement in the group’s CASK (cost per ASK) as a result of the various cost measures carried out by LATAM. CASK ex-fuel improved by 25.0% compared to the third quarter of 2021, from US$7.4 cents to US$5.6 cents. As operations continue to normalize, the group expects this trend to continue, reflecting the cost efficiencies implemented during the restructuring process that will result in over US$900 million in savings annually.

●	Notably, for the first time since the start of the pandemic, the group posted a positive quarterly operating result, which amounted to US$73.4 million during the quarter. The net loss attributable to shareholders reached US$2,755.1 million, heavily impacted by a valuation allowance of deferred tax assets, related to accumulated tax losses that the Company does not expect to utilize in foreseeable future and reorganization expenses. This result compares with a net profit of US$227.1 million in the same period of 2019 and a loss of US$691.9 million during the previous third quarter of 2021.

●	On November 26, 2021, LATAM filed its proposed Plan of Reorganization, in compliance with applicable laws both in Chile and the United States. The Plan has received broad support from more than 70% of LATAM Airlines Group S.A. unsecured creditors and more than 50% of current shareholders through their entering into a Restructuring Support Agreement (RSA) supporting the Plan, and as further supported through the respective backstop commitment agreements filed for approval by the Court. The Plan is also supported by approximately 67% of LATAM 2024 and LATAM 2026 bond holders. This support is of great importance for the next milestones in the process and the eventual exit from Chapter 11, since approval from creditors in Chapter 11 cases is necessary for plan approval and approval from shareholders is required, according to Chilean law, to carry out the proposed financial restructuring and capital raise. The approval of procedures to solicit votes on the Plan and the approval of the backstop agreements remain pending before the Court at this time.

●	In November of 2021, the group was recognized by S&P Global Corporate Sustainability Assessment (CSA), a survey that measures sustainability performance of companies around the world, as the best sustainability performance group of airlines in the Americas and was ranked in the fourth place in the airline industry worldwide. During the fourth quarter, LATAM also certified its Environmental Management System under the IATA Environmental Assessment program (IEnvA) at stage 1, for a total of nine operators of the group, including passengers and cargo.

MANAGEMENT COMMENTS ON THE FULL YEAR 2021

This past year was marked by continued advancements both from an operational perspective with a significant ramp up of the group’s operations and marked progress in LATAM’s reorganization proceedings with the filing of its proposed Plan of Reorganization and the implementation of multiple cost savings initiatives. Despite a more challenging macroeconomic context, the group adapted its operations while always maintaining the focus of its customers as a main priority, restructured its costs and fleet, and has taken advantage of the time to fully analyze its operations, business, and role in the societies in which the group operates.

At the operational level, LATAM simplified processes and redesigned fleet strategies, while on the financial side was focused on contract renegotiations and cost restructuring. In parallel, the group kept an important focus on maintaining regular operations and recovering pre-pandemic capacity as soon as possible. Despite the volatility and changing scenarios related to COVID-19 and the affected passenger demand, the group worked diligently to restore its network and profitability, ramping up operations (measured in ASKs, compared to 2019) from 39.8% in January 2021 to 70.1% at the end of the year in December 2021.

The results of these efforts are reflected in the positioning of LATAM and its affiliates in their respective domestic markets. At the same time, LATAM was recognized as the most punctual airline group in the world by Official Airline Guide in 2021, and the group’s NPS, an indicator that measures the satisfaction of our customers, reached record highs during the year.

Furthermore, LATAM launched its long-term sustainability strategy in May 2021, which is based on the key pillars of climate change, circular economy and shared value, and includes commitments to a carbon-neutral LATAM by 2050, zero waste to landfills by 2027 and the protection of iconic ecosystems in South America. One of the most important announcements was the first stage of a plan for conservation and reforestation actions in iconic ecosystems in the region with the guidance of The Nature Conservancy (TNC).

By the end of 2021, LATAM group reached the 200 million milestone of COVID 19 vaccines transported free of charge since the beginning of the pandemic within Brazil, Chile, Ecuador and Peru as part of its Solidarity Plane program. In addition, during the fourth quarter, LATAM Airlines Ecuador launched the uniform recycling program “Second Flight”, in partnership with the María Auxiliadora Toquilleras Association from the city of Sigsig and the Mushuk Pakari (New Dawn) Artisans Association from the city of Cañar. The garments were transformed into handbags, purses, necklaces, earrings, bracelets and jewelry.

With regard to its strategic investments, during 2021 the group continued transforming the travel experience of its passengers through cabin retrofits, completing 26 aircraft in the year. This brings the total to 115 aircraft with renovated interiors in LATAM group’s fleet. Additionally, the group has continued equipping aircraft in Brazil with Wi-Fi connectivity to allow passengers to access this service onboard and as of the year end, a total of 50 aircraft in the Brazilian affiliate’s fleet had this capability.

Throughout the past year and in part due to the Chapter 11 process, the group has been able to implement one of the most competitive cost structures in the region. As announced on September 9, 2021, in the group’s five-year business plan outlining key financial and operational projections, LATAM expects to reach a full domestic and international demand recovery by 2022 and 2024, respectively. In addition, the 2024 financials are forecast to be in line with pre-pandemic figures, accompanied by a CASK ex-fuel, ex-inflation estimated at US$ 3.9 cents, representing a 0.6 cent improvement compared with 2019, which would make LATAM one of the most competitive for a “full service” airline group. This is the result of the significant restructuring initiatives with regard to fleet, workforce, digitalization, process simplification that amount to over US$900 million in cost savings.

Having filed its Plan of Reorganization on November 26, 2021, with broad stakeholder support, LATAM continues progressing toward a successful exit from Chapter 11 and is currently pending the approval of procedures to solicit votes on the Plan and the approval of the backstop agreements by the Court. The group is poised to emerge as a leader in the region, with a strong balance sheet, unparalleled liquidity and a very competitive cost structure, which will allow for continued network growth.

MANAGEMENT DISCUSSION AND ANALYSIS OF FOURTH QUARTER 2021 RESULTS

Total revenues in the fourth quarter of 2021 amounted to US$1,995.9 million, compared to US$2,870.6 million in the same period of 2019. This marks a 30.5% decline, explained by a 40.5% decrease in passenger revenues and a drop of 50.5% in other revenues, and partially offset by cargo revenues, which noted a 66.0% increase versus 2019. During the quarter, passenger and cargo revenues accounted for 73.9% and 23.3% of total operating revenues, respectively, with passenger revenues continuously increasing in proportion as air travel recovers. Compared with the third quarter of 2021, all three revenue lines posted a quarter-over-quarter increase, with total revenues increasing by 51.9%.

Passenger revenues in the quarter were 40.5% below the same period of 2019, aligned with the decrease observed in traffic, measured in RPKs, of 37.7% versus 2019, in addition to a 4.5% yield decrease versus 2019. Despite the above, the easing of travel restrictions during the quarter, especially those related with border closures in Chile and Argentina, as well as international travel restrictions for Brazilian passengers, have resulted in a continuation of air traffic recovery in the region, reaching a 40.3% increase in traffic compared to the third quarter of 2021 (measured in RPKs), accompanied by a 14.9% quarter-over-quarter increase in yields. Load factors during the quarter reached 81.3%, representing a 1.6 p.p. decline compared with pre-pandemic levels from the fourth quarter of 2019, and as a result, revenues per ASK (RASK) were 6.3% below 2019. Compared to the third quarter of 2021, however, load factors rose 6.2 p.p. and revenues per ASK (RASK) increased 24.4%.

Cargo revenues increased by 66.0% in the quarter compared to the same period of 2019, totaling US$464.8 million, heavily propelled by the cargo freighters’ strong performance. An important part of this result came from the increasing trend in yields, which posted an 84.4% increase as compared with 2019, in addition to healthy import and export markets during the period. Total ATKs were 15.0% below 2019 levels during the quarter, mostly affected by restricted belly capacity for international operations, however, freighter ATKs increased 21.4% compared to the same period of 2019. Overall, cargo operations reached a 59.7% load factor during the quarter, which represents a 3.3 p.p. increase compared with 2019. As previously announced, LATAM continues to take advantage of the opportunities in the sector, with ten B-767 passenger aircraft to be converted into cargo freighters between 2021 and 2023. The first converted cargo freighter was delivered in December of 2021, while two others have already begun their conversion process with expected deliveries during the first and second quarter of 2022, respectively.

Other revenues amounted to US$55.9 million in the fourth quarter of 2021, which represents a decrease of 50.5% compared to the same period of 2019. As was the case in recent quarters, this decrease is mainly explained by the expected ceasing of some of the compensatory funds received from Delta as part of the agreement signed back in 2019, in addition to the reduction in aircraft rental revenue due to the reduction in the number of subleased aircrafts (during the fourth quarter of 2019 LATAM had eleven aircraft subleased to third parties, including widebody aircraft, versus one in the fourth quarter of 2021).

Total operating expenses during the fourth quarter amounted to US$1,922.4 million, representing a reduction of 23.7% compared to the same period of 2019. Despite the considerable increases in fuel price, this decrease is a reflection of the group’s efforts to restructure its costs, in addition to a level of operations still below 2019 pre-pandemic context. The changes in operating expenses during the quarter were mainly explained by:

●	Wages and benefits decreased 26.5% compared to 2019, explained by a 29.6% decline in the average headcount during the quarter as compared with the fourth quarter of 2019, accompanied by the depreciation of the local currencies in the region, especially in Chile and Brazil. Additionally, during 2021, the affiliates in Brazil, Ecuador and Peru outsourced important parts of their airport operations in order to improve efficiency, helping to further decrease costs.

●	Aircraft fuel costs declined 24.4% compared to 2019, resulting from a 30.9% decrease in total fuel consumption due to reduced operations as compared with pre-pandemic levels. Nevertheless, fuel price (excluding hedges) has shown a significant upward trend, especially during the second half of the year, which was accentuated during the fourth quarter, reaching a 10.0% and a 77.6% increase compared with the same periods of 2019 and 2020, respectively (+13.0% versus 3Q 2021). As of December 31, 2021, LATAM recognized a US$10.1 million gain related to hedging contracts, which compares to a US$14.3 million loss during the same period of 2020 for the same concept.

●	Commissions to agents decreased 33.1% compared with the fourth quarter of 2019, which is in line with the decrease of 40.5% in passenger revenues as compared to 2019.

●	Depreciation and amortization fell by 20.0% compared with 2019. As with previous periods, the group continues to see a declining trend in its depreciation costs as compared to 2019 following the reduction in fleet size, an effect that has been accentuated with the wide body fleet rejections. LATAM’s total fleet has been reduced from 342 aircraft at the end of 2019 to 304 aircraft as of December 31, 2021. Nevertheless, and as operations ramp up, these effects are also being offset by increasing catch-up maintenance tasks associated with the return of aircraft into service and engine and components repairs.

●	Other rental and landing fees decreased by 32.9% compared to 2019, driven by reduced operations.

●	Passenger services expenses decreased by 58.8% versus 2019, explained by a 25.6% reduction in the number of passengers carried during the quarter, which totaled 14.8 million, in addition to the restrictions to catering services onboard imposed by certain countries due to the pandemic.

●	Aircraft rentals expenses amounted to US$62.1 million, representing a US$18.7 million increase compared to 3Q21 due to the increase in operations during the quarter. Certain fleet variable payment agreements were approved by the Court both during the second and third quarters of 2021[1]. In addition, during the fourth quarter the group concluded negotiations to extend variable payment agreements that were due to end on December 31, 2021.

●	Aircraft maintenance expenses decreased by 4.9% compared with 2019, reaching US$121.7 million. As illustrated in LATAM’s five-year business plan, the group expects a relative increase in maintenance expenses when compared to operation levels, a trend that is expected to continue during most of 2022, as operations recover due to catch up on task deferrals and costs associated with the return of aircraft into service after extended downtime and engine repairs.

●	Other operating expenses decreased by 29.9% compared to 2019, mainly due to a reduction in variable crew costs subject to the level of operations.

Non-operating results

●	Interest income amounted to US$6.3 million in the quarter, which represented a 37.6% decrease from the same period in 2019. This reduction is mainly explained by cash investment restrictions arising from the Chapter 11 process under which, part of the company’s cash balance must be held in authorized banks, and therefore subject to lower investment rates. These restrictions started to take effect in the third quarter of 2020.

●	Interest expense increased 32.3% compared to 2019, to US$216.9 million in the fourth quarter of 2021. As of the year end, the company has made four draws from the DIP financing since filing for Chapter 11 on May 26, 2020, which have increased the outstanding debt by US$1.95 billion, and led to an increase of accrued interest of approximately US$253.6 million.

[1]	During 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line) and interest from the lease liability (included in Lease Liabilities).

●	Under Other income (expense), the Company noted US$1,383.6 million in expenses during the quarter, compared with US$1.3 million in expenses in 2019. This impact was explained by reorganization proceedings for a total of US$1,382 million during the quarter, mainly from expenses associated with the renegotiation of fleet contracts, partially offset by a foreign exchange gain of US$12.0 million in the period.

Net loss in the fourth quarter amounted to US$2,755.1 million, quite notably impacted by a valuation allowance of deferred tax assets, related to accumulated tax losses that the Company does not expect to utilize in foreseeable future for a total of US$1,252 million, plus the aforementioned restructuring costs registered in other expenses. This result compares with a profit of US$227.1 million in the same period of 2019 and a loss of US$691.9 million during the previous third quarter of 2021.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM’s financial debt amounted to US$7.4 billion, a US$87.6 million decrease compared to the previous quarter.

At the end of the fourth quarter 2021, LATAM reported US$1,047.2 million in cash and cash equivalents, including certain highly liquid investments accounted for as other current financial assets. In addition, as of the date of publication, LATAM had access to US$1.25 billion of committed liquidity in the DIP financing, US$424.5 million remaining from Tranche A, US$375.5 million from Tranche C and US$450 million from Tranche B.

Regarding hedging, the main objective of LATAM’s hedge policy is to protect medium-term liquidity risk from fuel price increases, while benefiting from fuel price reductions. Accordingly, LATAM hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months as of December 31, 2021 are shown in the table below:

	1Q22	2Q22	3Q22	4Q22

Hedge positions
Estimated Fuel consumption hedged	25%	30%	17%	14%

CHAPTER 11 MILESTONES

On May 26, 2020 and in light of the effects of COVID-19 on the worldwide aviation industry, LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States (collectively, the Debtors) filed for voluntary protection under the U.S. Chapter 11 financial reorganization statute. This reorganization process provides LATAM with an opportunity to work with the group’s creditors and other stakeholders to reduce its debt, access new sources of financing and continue operating, while enabling the group to adapt its business to the new reality.

Numerous hearings have been held before the Honorable Judge Garrity at the United States Bankruptcy Court for the Southern District of New York (the US Court), wherein the debtors have requested authority to, among other things, continue to make ordinary course payments, continue to pay employee payroll and to reject prepetition contracts (including aircraft leasing contracts), which have to date all been approved by the US Court subject to certain limitations.

On July 9, 2020, LATAM Airlines Brazil, sought relief under the same voluntary reorganization Chapter 11 process as LATAM Airlines Group S.A. and its affiliates in Chile, Peru, Colombia, Ecuador and the United States, and thereby became a Debtor, in order to restructure its debt and effectively manage its aircraft fleet, while enabling operational continuity.

A debtor in possession (“DIP”) financing of US$2.45 billion was approved on September 19, 2020. Subsequently, on October 18, 2021, the US Court approved a Tranche B proposal for US$750 million from Oaktree Capital Management, L.P. (“OCM”) and Apollo Management Holdings, L.P. (“Apollo”) and certain funds, accounts and entities advised by OCM and Apollo, giving LATAM access up to a total of US$3.2 billion. As of December 31, 2021, a total of four draws have been made from the DIP financing, with US$1.25 billion of undrawn DIP financing. The detail of drawn and available funds by tranche is described in the following table:

	Commited line (US$ million)	Amount drawn (US$ million)	Available amount (US$ million)

Tranche A	1,300.0	875.5	424.5
Tranche B	750.0	300.0	450.0
Tranche C	1,150.0	774.5	375.5
Total	3,200.0	1,950.0	1,250.0

In light of the ongoing process of the Chapter 11 proceeding, LATAM announced on February 18, 2022, that it had sought and received various financing proposals for an extension and/or refinancing of the existing DIP Credit Agreement. As a result of this process, on February 18, 2022, LATAM submitted to the Court an Amended and Restated DIP Financing Proposal from a group of financiers comprised of Oaktree Capital Management and Apollo Management Holdings (and certain funds, accounts and entities advised by these aforementioned parties), QA Investments Limited, Costa Verde Aeronáutica, Lozuy and Delta Air Lines. The proposal considers an extension of the scheduled maturity date of all three tranches of the existing DIP to August 8, 2022, subject to further extension until the earlier of November 30, 2022 and the date on which the RSA is terminated. The proposal also refinances and replaces the Tranche C facility existing under the existing DIP Credit Agreement and includes certain reductions in fees and interest. A revised draft of this Proposed Amended and Restated DIP Credit Agreement (including certain additional amendments) was submitted to the Court for its approval on March 7, 2022. As of the date of publication, LATAM is currently awaiting court approval.

As of December 23, 2021, a total of approximately 6,400 claims have been filed in the Chapter 11 cases against the Debtors, with the Debtors having objected to or having resolved through claims withdrawals, stipulations and court orders, approximately 3,400 claims with a total value of approximately US$60 billion. As the Debtors continue to reconcile claims against their books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the US Court. There can be no assurances that any such claims will be resolved in the Debtors’ favor. According to the claims estimate draft published on November 26, 2021, in context of LATAM’s Plan of Reorganization blow-out materials, the estimate of reconciled claims amounts to approximately US$ 8.1 billion in the low scenario and US$ 9.3 billion in the high scenario.

2021 was a year full of important milestones for LATAM in the context of its Chapter 11 proceeding. On September 9, 2021, the Debtors made public several blow-out materials, including its exit capital raise Process Letter, an illustrative Plan Term Sheet, Initial Claims Estimate and a summarized version of their five-year business plan, a key input for the Plan of Reorganization, containing operational and financial figures through 2026. Then, on November 26, 2021, and within the exclusivity period set by the US Court, LATAM filed its Plan of Reorganization, which, as intended since the beginning of the reorganization process, complies with applicable laws both in Chile and the United States.

The plan has received broad support from the group’s shareholders and creditors, confirmed by the RSA signed by these different parties, which as of the publication date, contained the formal support from the holders of more than 70% of unsecured claims, more than 50% of current shareholders, and about 67% of LATAM 2024 and LATAM 2026 bond holders. In addition, on January 12, 2022, LATAM announced that separate backstop agreements related to its Plan of Reorganization had been signed with substantial creditors and shareholders, reaffirming those parties’ commitment to the plan and its implementation. At this stage, LATAM is actively working on its Chapter 11 exit financing, targeting to emerge from its reorganization process during the second half of 2022. The approval of procedures to solicit votes on the Plan and the approval of the backstop agreements remain pending before the Court at this time.

With regard to fleet, the Debtors have largely concluded negotiations and filed with the Court several agreements, allowing LATAM to reach approximately 95% of the group’s fleet needs - including certain EXIM and Export Credit Agency-backed (ECAs) aircraft. Other fleet negotiations, including the sale of certain B767 and engine maintenance contracts, were also concluded and filed for approval by the US Court. The negotiations have had largely favorable outcomes including extended variable payment periods, lower rent payments and extensions of payment periods, which, as a result, will generate annual fleet cash flow savings of approximately 40% as presented in LATAM’s five-year business plan. The group’s fleet totals 304 aircraft as of December 31, 2021, a result of 42 aircraft rejections since the initiation of Chapter 11 proceedings, 18 aircraft incorporations, and excluding the 11 B767s that were reclassified as available for sale (five of which have already been sold and delivered to Jetran).

The Debtors have filed with the US Court certain schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further possible amendment or modification by the Debtors.

Although these materials provide the information required under the US Bankruptcy Code and by the Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by the Debtors in accordance with IFRS (International Financial Reporting Standards). Certain information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the substance and format of the Statements and Schedules may not allow meaningful comparison with the Debtors’ regularly publicly disclosed consolidated financial statements. Moreover, the Statements and Schedules required and filed with the US Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

LATAM FLEET PLAN

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, LATAM is currently evaluating the adequate fleet needs for future years. Agreements regarding its fleet commitments, have been reached with Boeing for two 787 Dreamliner aircraft and Airbus for a total of 70 A320-Neo family aircraft, which are 20% more fuel efficient, reaffirming LATAM’s commitment to a modern fleet and its long-term sustainability strategy. The delivery dates are expected through 2028, though could be modified as a result of the ongoing discussions held with aircraft manufacturers in the context of the current situation.

2022-2028

Additions
Airbus 320-Neo family	70
Boeing 787-9	2
TOTAL ADDITIONS	72

CONFERENCE CALL

Given the filing for voluntary reorganization and restructuring of its debt under Chapter 11 protection in the United States, the Company will not be hosting a conference call after the results publication.

LATAM filed its quarterly financial statements for the three-month period ended December 31, 2021, with the Comisión para el Mercado Financiero of Chile on March 9, 2022. These financial statements are available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations inside Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM Airlines cargo subsidiaries. In addition to having access to the passenger cargo holds of LATAM Airlines Group, they have a fleet of 11 freighters, which will gradually increase to a total of up to 21 freighters by 2023.

They operate on the LATAM Group network as well as international routes that are solely used for shipping. They offer modern

Infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net.

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the Fourth Quarter 2021 (in thousands of US Dollars)

	For the three month period ended December 31,
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	1,475,129	456,081	223.4%	2,477,675	-40.5%
Cargo	464,814	354,821	31.0%	279,986	66.0%
Other	55,914	86,626	-35.5%	112,941	-50.5%
TOTAL OPERATING REVENUE	1,995,857	897,528	122.4%	2,870,602	-30.5%

EXPENSES
Wages and Benefits	-323,004	-185,757	73.9%	-439,737	-26.5%
Aircraft Fuel	-561,955	-206,173	172.6%	-743,781	-24.4%
Commissions to Agents	-37,005	-19,776	87.1%	-55,311	-33.1%
Depreciation and Amortization	-312,529	-399,343	-21.7%	-390,762	-20.0%
Other Rental and Landing Fees	-227,544	-193,072	17.9%	-339,215	-32.9%
Passenger Services	-28,860	-16,592	73.9%	-70,021	-58.8%
Aircraft Rentals	-62,119	-	n.m.	-	n.m.
Aircraft Maintenance	-121,734	-170,266	-28.5%	-128,050	-4.9%
Other Operating Expenses	-247,677	-208,309	18.9%	-353,328	-29.9%
TOTAL OPERATING EXPENSES	-1,922,427	-1,399,288	37.4%	-2,520,205	-23.7%

OPERATING INCOME/(LOSS)	73,430	-501,760	n.m.	350,397	-79.0%
Operating Margin	3.7%	-55.9%	59.6 pp	12.2%	-8.5 pp

Interest Income	6,256	8,259	-24.3%	10,020	-37.6%
Interest Expense	-216,887	-216,324	0.3%	-163,876	32.3%
Other Income (Expense)	-1,383,596	-508,881	171.9%	1,306	n.m.

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-1,520,797	-1,218,706	24.8%	197,847	n.m.
Income Taxes	-1,232,247	254,404	n.m.	30,770	n.m.

INCOME/(LOSS) BEFORE MINORITY INTEREST	-2,753,044	-964,302	185.5%	228,617	-1304.2%

Attributable to:
Shareholders	-2,755,113	-962,476	186.3%	227,057	n.m.
Minority Interest	2,069	-1,826	n.m.	1,560	32.6%

NET INCOME/(LOSS)	-2,755,113	-962,476	186.3%	227,057	n.m.
Net Margin	-138.0%	-107.2%	-30.8 pp	7.9%	n.m.

Effective Tax Rate	81.0%	-20.9%	101.9 pp	15.6%	65.5 pp

EBITDA	385,959	-102,417	n.m.	741,159	-47.9%
EBITDA Margin	19.3%	-11.4%	30.7 pp.	25.8%	-6.5 pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the twelve-month period ended December (in thousands of US Dollars)

	For the twelve month period ended December 31,
	2021	2020	% Change	2019	% Change

REVENUE
Passenger	3,342,381	2,713,774	23.2%	9,005,629	-62.9%
Cargo	1,541,634	1,209,892	27.4%	1,064,434	44.8%
Other	227,331	411,002	-44.7%	360,864	-37.0%
TOTAL OPERATING REVENUE	5,111,346	4,334,668	17.9%	10,430,927	-51.0%

EXPENSES
Wages and Benefits	-1,041,899	-962,060	8.3%	-1,794,762	-41.9%
Aircraft Fuel	-1,487,776	-1,045,343	42.3%	-2,929,008	-49.2%
Commissions to Agents	-89,208	-91,910	-2.9%	-221,884	-59.8%
Depreciation and Amortization	-1,165,394	-1,389,386	-16.1%	-1,469,976	-20.7%
Other Rental and Landing Fees	-755,188	-720,005	4.9%	-1,275,859	-40.8%
Passenger Services	-77,363	-97,688	-20.8%	-261,330	-70.4%
Aircraft Rentals	-120,630	-	n.m.	-	n.m.
Aircraft Maintenance	-533,738	-472,382	13.0%	-444,611	20.0%
Other Operating Expenses	-959,427	-1,221,183	-21.4%	-1,291,895	-25.7%
TOTAL OPERATING EXPENSES	-6,230,623	-5,999,957	3.8%	-9,689,325	-35.7%

OPERATING INCOME/(LOSS)	-1,119,277	-1,665,289	-32.8%	741,602	n.m.
Operating Margin	-21.9%	-38.4%	16.5 pp	7.1%	-29.0 pp

Interest Income	21,107	50,397	-58.1%	26,283	-19.7%
Interest Expense	-805,544	-586,979	37.2%	-589,934	36.5%
Other Income (Expense)	-2,180,493	-2,903,853	-24.9%	-36,035	5951.0%

INCOME/(LOSS) BEFORE TAXES AND MINORITY INTEREST	-4,084,207	-5,105,724	-20.0%	141,916	n.m.
Income Taxes	-568,935	550,188	n.m.	53,697	n.m.

INCOME/(LOSS) BEFORE MINORITY INTEREST	-4,653,142	-4,555,536	2.1%	195,613	n.m.

Attributable to:
Shareholders	-4,647,491	-4,545,887	2.2%	190,430	n.m.
Minority Interest	-5,651	-9,648	-41.4%	5,183	n.m.

NET INCOME/(LOSS)	-4,647,491	-4,545,887	2.2%	190,430	n.m.
Net Margin	-90.9%	-104.9%	13.9 pp	1.8%	n.m.

Effective Tax Rate	13.9%	-10.8%	24.7 pp	37.8%	-23.9 pp

EBITDA	46,117	-275,903	n.m.	2,211,578	-97.9%
EBITDA Margin	0.9%	-6.4%	7.3 pp.	21.2%	-20.3 pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended December 31,					For the twelve month period ended December 31,
	2021	2020	% Change	2019	% Change	2021	2020	% Change	2019	% Change
System
Costs per ASK (US Cent)	7.9	11.1	-28.8%	6.6	20.1%	9.2	10.8	-14.5%	6.5	41.8%
Costs per ASK ex fuel (US Cents)	5.6	9.4	-40.9%	4.6	20.5%	7.0	8.9	-21.2%	4.5	54.7%
Fuel Gallons Consumed (millions)	226.1	147.0	53.9%	327.3	-30.9%	677.1	586.2	15.5%	1,272.7	-46.8%
Fuel Gallons Consumed per 1,000 ASKs	9.3	11.6	-20.3%	8.5	8.8%	10.0	10.5	-4.9%	8.5	17.3%
Fuel Price (with hedge) (US$ per gallon)	2.49	1.41	76.2%	2.28	9.2%	2.20	1.79	22.8%	2.30	-4.6%
Fuel Price (without hedge) (US$ per gallon)	2.50	1.41	77.6%	2.28	10.0%	2.21	1.77	25.3%	2.28	-3.2%
Average Trip Length (km)	1,336.5	1,236.3	8.1%	1,596.0	-16.3%	1,251.8	1,506.2	-16.9%	1,678.4	-25.4%
Total Number of Employees (average)	29,227	28,603	2.2%	41,495	-29.6%	28,429	35,281	-19.4%	41,043	-30.7%
Total Number of Employees (end of the period)	29,114	28,414	2.5%	41,729	-30.2%	29,114	28,414	2.5%	41,729	-30.2%

Passenger
ASKs (millions)	24,401	12,638	93.1%	38,405	-36.5%	67,636	55,688	21.5%	149,112	-54.6%
RPKs (millions)	19,845	9,153	116.8%	31,835	-37.7%	50,317	42,624	18.0%	124,521	-59.6%
Passengers Transported (thousands)	14,848	7,404	100.5%	19,946	-25.6%	40,195	28,299	42.0%	74,189	-45.8%
Load Factor (based on ASKs) %	81.3%	72.4%	8.9 pp	82.9%	-1.6 pp	74.4%	76.5%	-2.1 pp	83.5%	-9.1 pp
Yield based on RPKs (US Cents)	7.4	5.0	49.2%	7.8	-4.5%	6.6	6.4	4.3%	7.2	-8.2%
Revenues per ASK (US cents)	6.0	3.6	67.5%	6.5	-6.3%	4.9	4.9	1.4%	6.0	-18.2%

Cargo
ATKs (millions)	1,395	1,245	12.0%	1,640	-15.0%	4,788	4,708	1.7%	6,357	-24.7%
RTKs (millions)	833	832	0.0%	925	-9.9%	3,035	3,078	-1.4%	3,526	-13.9%
Tons Transported (thousands)	216	212	1.9%	244	-11.5%	802	785	2.2%	904	-11.3%
Load Factor (based on ATKs) %	59.7%	66.9%	-7.2 pp	56.4%	3.3 pp	63.4%	65.4%	-2.0 pp	55.5%	7.9 pp
Yield based on RTKs (US Cents)	55.8	42.6	30.9%	30.3	84.4%	50.8	39.3	29.2%	30.2	68.3%
Revenues per ATK (US Cents)	33.3	28.5	16.9%	17.1	95.2%	32.2	25.7	25.3%	16.7	92.3%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of December 31,	As of December 31,	As of December 31,
	2021	2020	2019
Assets:

Cash, and cash equivalents	1,046,835	1,695,841	1,072,579
Other financial assets	101,138	50,250	499,504
Other non-financial assets	108,368	155,892	313,449
Trade and other accounts receivable	902,672	599,381	1,244,348
Accounts receivable from related entities	724	158	19,645
Inventories	287,337	323,574	354,232
Tax assets	41,264	42,320	29,321
Current assets other than assets and disposal groups held for sale	2,488,338	2,867,416	3,533,078
Non-current assets and disposal groups held for sale	146,792	276,122	485,150
Total current assets	2,635,130	3,143,538	4,018,228

Other financial assets	15,622	33,140	46,907
Other non-financial assets	125,432	126,782	204,928
Accounts receivable	12,201	4,986	4,725
Intangible assets other than goodwill	1,018,892	1,046,559	1,448,241
Goodwill	-	-	2,209,576
Property, plant and equipment	9,489,867	10,730,269	12,919,618
Deferred tax assets	15,290	564,816	235,583
Total non- current assets	10,677,304	12,506,552	17,069,578

Total assets	13,312,434	15,650,090	21,087,806

Liabilities and shareholders’ equity:

Other financial liabilities	4,453,451	3,055,730	1,885,660
Trade and other accounts payables	4,860,153	2,322,125	2,222,874
Accounts payable to related entities	661,602	812	56
Other provisions	27,872	23,774	5,206
Current tax liabilities	675	656	11,925
Other non-financial liabilities	2,332,576	2,088,791	2,835,221
Total current liabilities	12,336,329	7,491,888	6,960,942

Other financial liabilities	5,948,702	7,803,801	8,530,418
Accounts payable	472,426	651,600	619,110
Accounts payable to related entities	-	396,423	-
Other provisions	712,581	588,359	286,403
Deferred tax liabilities	341,011	384,280	616,803
Employee benefits	56,233	74,116	93,570
Other non-financial liabilities	512,056	702,008	851,383
Total non-current liabilities	8,043,009	10,600,587	10,997,687

Total liabilities	20,379,338	18,092,475	17,958,629

Share capital	3,146,265	3,146,265	3,146,265
Retained earnings	-8,841,106	-4,193,615	352,272
Treasury Shares	-178	-178	-178
Other reserves	-1,361,529	-1,388,185	-367,577
Equity attributable to the parent company’s equity holders	-7,056,548	-2,435,713	3,130,782
Minority interest	-10,356	-6,672	-1,605

Total net equity	-7,066,904	-2,442,385	3,129,177

Total liabilities and equity	13,312,434	15,650,090	21,087,806

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	5,359,778	4,620,409	11,079,333
Other cash receipts from operating activities	52,084	51,900	127,683

Payments for operating activities
Payments to suppliers for goods and services	-4,401,485	-3,817,339	-6,663,875
Payments to and on behalf of employees	-941,068	-1,227,010	-1,644,806
Other payments for operating activities	-156,395	-70,558	-267,643
Income Taxes refunded (paid)	-9,437	-65,692	-45,311
Other cash inflows (outflows)	-87,576	13,593	241,286

Net cash flows from operating activities	-184,099	-494,697	2,826,667

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	752	-	-
Other cash receipts from sales of equity or debt instruments of other entities	35	1,464,012	4,063,582
Other payments to acquire equity or debt instruments of other entities	-208	-1,140,940	-4,131,890
Amounts raised from sale of property, plant and equipment	105,000	75,566	50,322
Purchases of property, plant and equipment	-587,245	-324,264	-1,276,621
Purchases of intangible assets	-88,518	-75,433	-140,173
Interest Received	9,056	36,859	17,822
Other cash inflows (outflows) investing	18,475	-2,192	-2,249

Net cash flows used in investing activities	-542,653	33,608	-1,419,207

Cash flow from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	-	-3,225	-294,105
Amounts raised from long-term loans	-	1,425,184	1,781,728
Amounts raised from short-term loans	661,609	560,296	93,000
Loans from related entities	130,102	373,125	-
Loans repayment	-463,048	-793,712	-1,860,455
Payments of lease liabilities	-103,366	-122,062	-398,992
Dividends paid	-	-571	-55,116
Interest paid	-104,621	-210,418	-550,877
Other cash inflows (outflows) financing activies	-11,034	-107,788	-58,704

Net cash flows from (used in) financing activities	109,642	1,120,829	-1,343,521

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	-617,110	659,740	63,939
Effects of variations in the exchange rate on cash and equivalents	-31,896	-36,478	-73,002
Net increase (decrease) in cash and cash equivalents	-649,006	623,262	-9,063

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,695,841	1,072,579	1,081,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,046,835	1,695,841	1,072,579

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of December 31,	As of December 31,	As of December 31,
	2021	2020	2019

Total Assets	13,312,434	15,650,090	21,087,806
Total Liabilities	20,379,338	18,092,475	17,958,629
Total Equity*	-7,066,904	-2,442,385	3,129,177
Total Liabilities and Shareholders equity	13,312,434	15,650,090	21,087,806

Debt
Current and long term portion of loans from financial institutions	6,246,662	6,118,353	5,462,684
Current and long term portion of obligations under capital leases	1,189,182	1,614,501	1,730,843
Total Financial Debt	7,435,844	7,732,854	7,193,527
Lease liabilities	2,960,638	3,121,002	3,172,157
Total Gross Debt	10,396,482	10,853,856	10,365,684
Cash and cash equivalents	-1,047,182	-1,695,859	-1,459,248
Total Net Debt	9,349,300	9,157,997	8,906,436

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of December 31,	As of December 31,	As of December 31,
	2021	2020	2019

Cash and Equivalents as % of LTM revenues	20.5%	39.0%	14.0%

Gross Debt (US$ thousands)	10,396,482	10,853,856	10,365,684
Gross Debt / EBITDA (LTM)	nm	nm	4.7

Net Debt (US$ thousands)	9,349,300	9,157,997	8,906,436
Net Debt / EBITDA (LTM)	nm	nm	4.0

LATAM Airlines Group S.A.

Consolidated Fleet

	As of December 31, 2021
	Aircraft on Property, Plant & Equipment	Operating leases on balance under IFRS16	Total
Passenger Aircraft
Boeing 767-300 ER	16	-	16
Boeing 777-300 ER	4	6	10
Boeing 787-8	4	6	10
Boeing 787-9	2	15	17
Airbus A319-100	37	7	44
Airbus A320-200	94	39	133
Airbus A320- Neo	-	12	12
Airbus A321-200	18	31	49
TOTAL	175	116	291

Cargo Aircraft
Boeing 767-300F	11	1	12
TOTAL	11	1	12

TOTAL OPERATING FLEET	186	117	303

Subleases
Boeing 767-300F	1	-	1
TOTAL SUBLEASES	1	-	1

TOTAL FLEET	187	117	304